                                                                    EXHIBIT 13

                            SELECTED FINANCIAL DATA

The following table sets forth, in summary form, data for the last five years:

                                                                                  JUNE 30
                                            ----------------------------------------------------------------------------------
                                                 1994             1993             1992             1991             1990
                                              ----------       ----------       ----------       ----------       ----------
                                                               (Restated)
                                                                              (in thousands)
 BALANCE SHEET:
    Total assets                            $     394,315    $     412,039    $     429,001    $     363,642    $     347,428
    Interest-earning deposits
      and other investments                        31,369          111,167          113,532           57,080           51,188

    Loans, net                                    216,135          212,128          232,430          246,720          246,715
    Mortgage-backed
      securities                                  122,808           63,437           59,787           39,863           32,048
    Deposits                                      344,741          363,305          383,038          318,151          301,027
    Equity                                         44,605           44,152           43,208           42,018           42,894

                                                                            YEAR ENDED JUNE 30
                                            ----------------------------------------------------------------------------------
                                                 1994             1993             1992             1991             1990
                                              ----------       ----------       ----------       ----------       ----------
                                                               (Restated)
                                                             (dollars in thousands, except per share amounts)
 INCOME STATEMENT:
    Total interest income                   $      26,024    $      29,568    $      32,286    $      32,908    $      32,803
    Total interest expense                         13,848           16,726           20,956           22,193           22,034
                                            -------------    -------------    -------------    -------------    -------------
       Net interest income
         before provision for
         loan losses                               12,176           12,842           11,330           10,715           10,769
    Provision for loan losses                                            5              (94)             256               55
                                            -------------    -------------    -------------    -------------    -------------
       Net interest income
         after provision for
         loan losses                               12,176           12,837           11,424           10,459           10,714
    Non-interest income                               715            1,482            1,149              888              830
    Non-interest expense                            7,520            7,432            7,156            6,994            6,611
                                            -------------    -------------    -------------    -------------    -------------
    Income before income
       taxes                                        5,371            6,887            5,417            4,353            4,933
    Income taxes                                    2,149            2,703            1,801            1,603            1,714
                                            -------------    -------------    -------------    -------------    -------------

    Income before
       cumulative effect of
       change in accounting
       principle                                    3,222            4,184            3,616            2,750            3,219
    Cumulative effect of
       change in accounting
       for income taxes                                               (733)
                                            -------------    =============    -------------    -------------    -------------
    Net income                              $       3,222    $       3,451    $       3,616    $       2,750    $       3,219
                                            =============    =============    =============    =============    =============
    Income per share before
       cumulative effect of
       change in method of
       accounting for income
       taxes                                $        1.00    $        1.30    $        1.13    $         .86    $         .99
    Cumulative effect of
       change in method of
       accounting for income
       taxes                                                          (.23)
                                            -------------    -------------    -------------    -------------    -------------
    Net income per share                    $        1.00    $        1.07    $        1.13    $         .86    $         .99
                                            =============    =============    =============    =============    =============
    Dividends paid per share                $         .90    $         .80    $         .80    $        1.18    $         .46
                                            =============    =============    =============    =============    =============
 Financial Ratios:

    Return on average assets                         .79%             .98%(1)          .92%             .77%             .95%
    Return on average
       stockholders' equity                         7.31%            8.05%            8.47%            6.47%            7.66%
    Stockholders' equity to
       total assets ratio                          11.31%           10.72%           10.07%           11.55%           12.35%
    Interest rate spread                            2.86%            2.84%            2.48%            2.44%            2.58%
    Net interest margin                             3.15%            3.15%            2.99%            3.14%            3.32%
    Dividend payout ratio                          90.00%           74.77%           70.80%          138.82%           46.46%


(1) Calculated before cumulative effect of accounting change. Amount would be .81% after cumulative effect of accounting change.

MANAGEMENT'S DISCUSSION AND ANALYSIS OF FINANCIAL CONDITION AND RESULTS OF OPERATIONS

FINANCIAL CONDITION

INTEREST RATE SENSITIVITY

        The following table sets forth certain information at June 30, 1994, regarding the rate sensitivity of the Company's (and, therefore, First Federal's) earning assets and sources of funds. For purposes of this table, savings deposits and interest-earning demand deposits, although by nature not totally rate sensitive, are included as rate sensitive sources of funds.

                                                                          Maturing/Repricing
                                                                          ------------------
                                              Within       Four to        Seven        One to         Over
                                               Three         Six        to Twelve       Five          Five
                                              Months        Months       Months         Years         Years        Total
                                              ------        ------       -------       -------        -----        -----
                                                                            (in thousands)
 EARNING ASSETS:
    Interest-earning deposits and
      investments                           $    7,556    $  10,700    $   12,500    $   4,021                  $   34,777
    Loans:
       Mortgage loans:
          Variable rate                          4,443       26,178        23,866       55,951    $   17,653       128,091
          Fixed rate                             1,325        1,345         2,742       23,587        55,893        84,892
       Consumer loans:
          Fixed rate                               366          360           477        1,485           464         3,152
    Mortgage-backed securities:
       Variable rate                            30,776        7,948        11,810                                   50,534
       Fixed rate                                  700          925         1,445        8,140         5,893        17,103
       Collateralized mortgage
         obligations                             1,732        1,813         7,691       43,935                      55,171
                                            ----------    ---------    ----------    ---------    ----------    ----------
        Total Earning Assets                $   46,898    $  49,269    $   60,531    $ 137,119    $   79,903    $  373,720
                                            ==========    =========    ==========    =========    ==========    ==========


 SOURCES OF FUNDS:

    Passbook and statement deposits         $    6,825    $   6,825    $   13,649    $  23,205    $   40,494    $   90,998
    NOW deposits                                                                        42,548                      42,548
    Money market deposits                        3,936        3,936         7,874                                   15,746
    Time deposits:
       Balances under $100,000                  25,032       27,774        40,699       91,913                     185,418
       Balances $100,000 and greater               529        1,065         1,592        5,948                       9,134
                                            ----------    ---------    ----------    ---------    ----------    ----------

          Total Sources of Funds            $   36,322    $  39,600    $   63,814    $ 163,614    $   40,494    $  343,844
                                            ==========    =========    ==========    =========    ==========    ==========

           Gap - 6/30/94                    $   10,576    $   9,669    $   (3,283)   $ (26,495)   $   39,409

           Cumulative gap - 6/30/94             10,576       20,245        16,962       (9,533)       29,876    $   29,876

        As shown, First Federal is somewhat asset sensitive through six months and cumulatively through twelve months. This trend reverses in the one to five years' period before resuming in the over five years' category (primarily due to the fixed rate mortgage loan portfolio). The overall economy has experienced a declining rate scenario over the past several years. Market conditions changed beginning in February 1994 - generally, all points on the yield curve have substantially risen since then. Over the next twelve-month period, since more assets than liabilities mature/reprice, rising interest rates could result theoretically in enhanced earnings.

        In the recent past, First Federal has been even more asset sensitive. In fiscal 1994, management invested a substantial amount of liquid assets in collateralized mortgage obligations ("CMO's") to extend maturities. Due to the rising interest rate market, purchases were generally of a 1 - 3 year average life. As of June 30, 1994, duration of the CMO portfolio was less than two years.

        First Federal has continued to attempt to increase the percentage of interest-sensitive assets in its portfolio by offering shorter-term loans and adjustable-rate mortgage loans ("ARMs"); however, competition and local market demand have made it incumbent that First Federal also originate fixed-rate residential mortgage loans. In the latter part of the 1994 fiscal year, borrowers favored adjustable-rate loans. The percentage of adjustable-rate to total mortgage loans increased to 81% in fiscal 1994 from 59% in fiscal 1993.

        Management believes that the earlier repayment characteristics of residential loans in First Federal's market area, coupled with the larger profit margins associated with fixed-rate lending in a relatively low inflation environment, will offset to an extent the greater risk associated with holding such assets over a long term. However, any prolonged increases in interest rates could have an adverse effect on First Federal's existing loan portfolio, as well as its earnings.

        Trying to reduce this gap is a continual challenge in a changing interest rate environment, and it is one of the objectives of First Federal's asset/liability management strategy. Because earning assets and sources of funds do not reprice in exactly the same manner as interest levels change, the preceding table should not be viewed as a sole indicator of how First Federal will be affected by changes in interest rates. It is First Federal's policy to seek to reduce its exposure to the adverse effects of volatile interest rates. First Federal has a committee which generally meets weekly to discuss the management of interest rate risk. Interest rates are established by First Federal's senior management based upon a number of factors which include First Federal's liquidity needs, the loan demand in its market area and its local competition. It is management's goal to establish and consistently maintain an acceptable margin between the cost of funds on its deposit base and the interest income on its loan portfolio and other earning assets.

LOANS

        Loans, net of unamortized loan fees, increased $4 million from $212.1 million at June 30, 1993 to $216.1 million at June 30, 1994. New loan demand for fiscal year ended June 30, 1994 was generally active and, due to the relative low level of interest rates, refinancing activity was also very active.

        Management believes that loan activity will remain steady during the 1995 fiscal year. It is anticipated that new loans will exceed cash from principal amortization and loan paydowns, especially because refinancing prepayment activity has slowed substantially. Therefore, management expects the overall loan portfolio to increase in 1995.

ALLOWANCE FOR LOAN LOSSES

        The following table represents the allocation of the allowance for loan losses:

                                                                                  JUNE 30
                                            ----------------------------------------------------------------------------------
                                                 1994             1993             1992             1991             1990
                                              ----------       ----------       ----------       ----------       ----------
                                                                          (dollars in thousands)
 Real estate mortgage loans:
    Residential                             $         410    $         499    $         537    $         659    $         528
    Commercial                                         12               20               30               34               36

 Real estate construction:
    Residential                                        15                5               13                3               30
    Commercial                                          7               15                                                  1
 Consumer and other                                    37               41               55               66               73
                                            -------------    -------------    -------------    -------------    -------------

    Total                                   $         481    $         580    $         635    $         762    $         668
                                            =============    =============    =============    =============    =============

 Allowance for loan losses as
    a percentage of loans                             .2%              .3%              .3%              .3%              .3%

 Allowance for loan losses as
    a percentage of non-
    performing loans                               131.9%            49.2%            36.2%            28.1%            40.2%

The following table sets forth the changes in the allowance for loan losses for the past five years:

                                                                            YEAR ENDED JUNE 30
                                            ----------------------------------------------------------------------------------
                                                 1994             1993             1992             1991             1990
                                              ----------       ----------       ----------       ----------       ----------
                                                                          (dollars in thousands)
 Balance at beginning of
    year                                    $         580    $         635    $         762    $         668    $         613
 Loan charge-offs                                     (99)             (60)             (33)            (162)
 Provision for loan losses                                               5              (94)             256               55
                                            -------------    -------------    -------------    -------------    -------------
 Balance at end of year                     $         481    $         580    $         635    $         762    $         668
                                            =============    =============    =============    =============    =============

 Net charge-offs as a
    percentage of average
    loans                                            .05%             .03%             .01%             .07%





Activity in the allowance for REO losses was as follows:

                                              Year ended June 30, 1994
                                            ----------------------------
                                                 (in thousands)
Balance, beginning of year                         $     0
   Charge-offs                                         (18)
   Provision for REO losses (included in "net
      cost of operation of real estate owned" in
      Income Statement)                                180
                                                  --------
Balance, end of year                              $    162
                                                  ========


MORTGAGE-BACKED SECURITIES

                                                                                  JUNE 30
                                            ----------------------------------------------------------------------------------
                                                       1994                        1993                        1992
                                                       ----                        ----                        ----

                                                 Book                       Book                        Book
                                                 Value         Yield        Value         Yield         Value         Yield
                                                 -----         -----        -----         -----         -----         -----
                                                                   (dollars in thousands)
 Mortgage-backed securities:

 Fixed Rate:
    1-5 years                               $       1,934        7.5%   $     3,742          7.5%    $    4,863          5.5%
    5-10 years                                      1,740        8.0          2,184          8.1          2,803          8.1
    Over 10 years                                  13,429        9.3         23,103          9.4         48,991          8.9
                                                   ------    --------   -----------    ----------    ----------    ----------
 Total fixed rate                                  17,103        9.0         29,029          9.1         56,657          8.6
                                                   ------    --------   -----------    ----------    ----------    ----------


 Adjustable rate:
    Less than 1 year                               50,534        5.4         29,436          5.3          3,130          6.8
    1-5 years                                                                 4,972          4.0
                                                 --------   ---------      ---------      -------      --------     --------
 Total adjustable rate                             50,534        5.4         34,408          5.1          3,130          6.8
                                                 --------   ---------      ---------      -------      --------     --------

 Collateralized mortgage
    obligations (based on
    duration):
    4-6 months                                        671        5.8
    7-12 months                                     6,973        4.7
    1-3 years                                      47,527        5.3
                                            -------------    --------
 Total CMO's                                       55,171        5.2
                                            -------------    --------


 Total mortgage-backed
    securities                              $    122,808         5.8%   $    63,437          6.9%    $   59,787          8.5%
                                            ============       ======   ===========       =======    ==========         ======


LIQUIDITY

FIRST FEDERAL

        Current federal regulations require First Federal to maintain liquid assets, primarily cash and short-term investment securities, at 5% or more of its net withdrawable deposits. For the years ended June 30, 1994, 1993 an 1992, net withdrawable deposits were $344.7 million, $363.3 million and $383 million, respectively. Based upon the 5% requirement, First Federal was required to have liquid assets of at least $17.2 million, $18.2 million and $19.2 million for those periods, respectively. First Federal, therefore, met this requirement with liquid assets of $91.3 million, $116.4 million and $118.8 million for the years ended June 30, 1994, 1993 and 1992, respectively.

        First Federal's primary sources of funds are loan and mortgage-backed securities, principal repayments, deposits and net income. First Federal has not supplemented these funds with borrowings from the Federal Home Loan Bank of Atlanta or any other bank. The principal uses of these funds are the origination of loans and the purchase of mortgage-backed securities.

        Management believes liquidity is adequate to fund loan commitments in process (see Note 9 to the Consolidated Financial Statements) as of June 30, 1994. These commitments are generally funded out of deposits received, principal and interest payments made on existing loans and repayment of loans in full.
The amount of savings certificates which mature during the next twelve-month period totals approximately $96.7 million, a substantial portion of which management believes, based on prior experience, will remain in First Federal.

PARENT

        On a parent company only ("parent") basis, the Company conducts no separate operations. Its business consists of the business of its federal savings bank subsidiary. The parent's expenses consist primarily of professional fees, printing and other corporate matters. The principal source of cash for the parent is dividend payments from First Federal. (See Note 7 to the Consolidated Financial Statements.)

CAPITAL

        The following table sets forth First Federal's capital ratios as of June 30, 1994, compared to regulatory requirements:

                                                                  Tangible              Leverage            Risk-Based
                                                                   Capital              Capital              Capital
                                                                   -------              -------              -------
                                                                                 (dollars in thousands)
 Capital under GAAP                                          $          44,549    $           44,549    $          44,520
 Regulatory adjustments                                                    (29)                  (29)                 474
                                                             -----------------    ------------------    -----------------
 Actual regulatory capital                                              44,520                44,520               44,994
 Amount currently required                                               5,916                11,832               12,724
                                                             -----------------    ------------------    -----------------
 Excess regulatory capital                                   $          38,604    $           32,688    $          32,270
                                                             =================    ===================   ==================

 Actual regulatory capital
     as a percentage                                                     11.3%                 11.3%                28.3%
 Percentage currently
    required                                                              1.5                   3.0                  8.0
                                                             -----------------    ------------------    -----------------
 Excess regulatory capital
    as a percentage in
    excess of requirement                                                 9.8%                  8.3%                20.3%
                                                             =================    ==================     ================

        OTS' statutory framework for capital requirements specifies five categories of capital strength, ranging from a high of "well capitalized" to a low of "critically undercapitalized." An institution's category depends upon its capital level in relation to relevant capital measures, including a risk-based capital measure, a leverage capital measure and certain other factors. As of June 30, 1994, First Federal far exceeded the level required to meet the definition of a "well capitalized" institution.


RESULTS OF OPERATIONS

AVERAGE BALANCE SHEETS

        The following table sets forth, for and at the periods indicated, information regarding the average daily balance sheet of First Federal:

                                                                       Year ended June 30
                                   -----------------------------------------------------------------------------------------
                                               1994                           1993                           1992
                                   ----------------------------   ----------------------------   ---------------------------
                                                                           (Restated)
                                    Average               Yield/  Average                Yield/   Average               Yield/
                                    Balance   Interest     Rate   Balance   Interest     Rate     Balance   Interest    Rate
                                    -------   --------     ----   -------   --------     ----     -------   ---------   ----
 Interest-earning assets:                                            (dollars in thousands)
    Loans                          $210,640  $18,260      8.67%  $223,701   $20,676     9.24%  $242,294   $23,766      9.81%


    Mortgage-backed securities       90,295    4,892      5.42     67,247     5,090     7.57     49,174     4,361      8.87
    Other                            86,159    2,872      3.34    116,818     3,802     3.25     86,985     4,159      4.81
                                   -------    ------    -------   -------   -------   --------    ------    ------    -----
       Total interest-earning       387,094   26,024      6.72    407,766    29,568     7.25    378,453    32,286      8.53
           assets                  --------   ------    -------   -------   -------   --------  -------    ------    ------

 Non-interest earning assets:
    Cash and due from banks           5,051                         4,794                         4,613
    Premises and equipment, net      11,708                         9,948                         6,062
    Other assets                      4,497                         5,084                         4,922
    Less: Allowance for loan           (509)                         (640)                         (772)
           losses                   -------                        ------                        ------
       Total                       $407,841                      $426,952                      $393,278
                                   ========                       =======                      ========

 Interest-bearing liabilities:
    Savings deposits               $112,620    2,070      1.84   $106,439     2,876     2.70     81,998     3,904      4.73
    NOW and money market
           accounts                  43,253    1,140      2.64     61,692     1,591     2.50     56,021     2,491      4.45
    Time deposits                   202,004   10,638      5.27    210,367    12,259     5.82    209,237    14,561      6.96
                                   --------   ------    -------   -------   -------   --------   -------   ------    ------
       Total interest-bearing
         liabilities                357,877   13,848      3.86    378,498    16,726     4.41    347,256    20,956      6.02
                                   --------   ------    -------   -------   -------   --------  -------    ------    ------
 Non-interest-bearing
  liabilities:
    Demand deposits                     423                           340                           222
    Others                            5,492                         5,244                         3,065
                                   -------                         ------                         ------
                                    363,792                       384,082                       350,543
 Stockholders' equity                44,049                        42,870                        42,735
                                   -------                         ------                        ------
       Total                       $407,841                      $426,952                      $393,278
                                   ========                      ========                      ========

 Net interest-earning assets
  and interest rate spread         $ 29,217               2.86%  $ 29,268               2.84%  $ 31,197                2.51%
                                   ========               =====  ========               =====  ========                =====

 Average interest-earning
  assets, net interest income
  and net yield on
  average interest-earning         $387,094  $12,176      3.15%  $407,766   $12,842     3.15%  $378,453   $11,330      2.99%
  assets                           ========  =======     ======  ========   =======     =====  ========   =======      =====

RATE/VOLUME ANALYSIS

        The following table shows, for the periods indicated, the changes in interest income and interest expense attributable to (i) changes in rate (changes in rate multiplied by prior year volume) and (ii) changes in volume (changes in volume multiplied by prior period rate). For purposes of this table, changes attributable to both rate and volume, which cannot be segregated, have been allocated proportionately to rate and to volume.

                                                        Fiscal                                        Fiscal
                                                    1994 vs. 1993                                 1993 vs. 1992
                                     -------------------------------------------   -------------------------------------------
                                              Increase (Decrease) Due To                    Increase (Decrease) Due To
                                     -------------------------------------------   -------------------------------------------
                                         Rate           Volume         Total           Rate           Volume         Total
                                     -------------  -------------   ------------   ------------   -------------   ------------
                                                                           (in thousands)
 Interest income:
    Loans                            $     (5,957)  $      3,541    $    (2,416)   $    (1,740)   $     (1,350)   $    (3,090)
    Mortgage-backed
       securities                          (1,671)         1,473           (198)          (706)          1,435            729
    Other interest-
       earning assets                         101         (1,031)          (930)        (1,568)          1,211           (357)
                                     ------------   ------------    -----------    -----------    ------------    -----------
   Total interest income                   (7,527)         3,983         (3,544)        (4,014)          1,296         (2,718)
                                     ------------   ------------    -----------    -----------    ------------    -----------
 Interest expense:
    Deposits                               (1,883)          (996)        (2,879)        (5,980)          1,750         (4,230)
                                     ------------   ------------    -----------    -----------    ------------    -----------
    Increase (decrease)
       in net interest income        $     (5,644)  $      4,979    $      (665)   $     1,966    $       (454)   $     1,512
                                     =============  ============    ===========    ===========    =============   ===========


COMPARISON OF YEAR ENDED JUNE 30, 1994 TO YEAR ENDED JUNE 30, 1993

NET INCOME

        Net income for the year ended June 30, 1994, was $3.2 million, or $1.00 per share, compared to $3.5 million, or $1.07 per share, for the year ended June 30, 1993, and $4.2 million, or $1.30 per share, before the cumulative effect of change in method of accounting for income taxes for the year ended June 30, 1993. Significant contributing factors were a fiscal 1994 net interest income decrease of $.6 million and a fiscal 1993 gain on the sale of mortgage-backed securities of $.8 million.

NET INTEREST INCOME

        Fiscal 1994 net interest income decreased $.6 million from $12.8 million to $12.2 million. The volume increase in interest-earning assets was more than offset by the rate declines. In the first half of fiscal 1994, interest rates continued their overall decline. This trend abruptly reversed starting in February 1994 and generally continued throughout the rest of the fiscal year. The decline in interest-earning assets was somewhat offset by the decline in interest expense on deposits. As the Company's total interest-earning assets declined, even though the margin remained steady and slightly increased, absolute net interest income decreased.

PROVISION FOR LOAN LOSSES

        The provision for loan losses was $0 for the year ended June 30, 1994 compared to $5,000 for the year ended June 30, 1993. The Company primarily originates residential mortgages, and in 1994, as similar to the recent past, experienced minimal delinquencies and charge-offs.

        Management believes that the allowance for loan losses is adequate as of June 30, 1994. Management's determination of the adequacy of the allowance is based on an evaluation of the portfolio, past and expected loan loss experience, current economic conditions, growth and diversification of the loan portfolio, the results of the most recent regulatory examinations, the nature and level of nonperforming assets and loans that have been identified as potential problems, the adequacy of collateral and other relevant factors. The allowance is increased by provisions for loan losses charged against income and recoveries on loans previously charged off.

NON-INTEREST INCOME

        Non-interest income was $.7 million and $1.5 million, respectively, for the years ended June 30, 1994 and 1993. In fiscal 1993, the total includes an $.8 million gain from the sale of mortgage-backed securities.

NON-INTEREST EXPENSE

        Non-interest expense increased only slightly from $7.4 million to $7.5 million, respectively, for the years ended June 30, 1993 and 1994. Net cost of operation of real estate owned was $134,000 for fiscal 1994, primarily due to increases in the allowance account, compared to a net gain of $40,000 in fiscal 1993. In addition, "other" expenses included $164,000 of merger-related expenses.

APPLICABLE INCOME TAXES

        Applicable federal and state income taxes decreased from $2.7 million in fiscal 1993 to $2.1 million in fiscal 1994. The effective tax rate increased from 39.3% in fiscal 1993 to 40.0% in fiscal 1994.

GENERAL

        On June 14, 1994, the Company announced that it entered into a definitive agreement to be acquired by First of America Bank Corp ("FOA"). FOA is headquartered in Kalamazoo, Michigan, has assets in excess of $22 billion and serves communities in Michigan, Illinois, Indiana and Florida. The consolidation is subject to approval by the Company's stockholders and several regulatory authorities. If approved and authorized, the Company's stockholders will receive no less than .5519 nor more than .6436 shares of stock of FOA in exchange for one share of the Company's stock.

        Other than the pending business combination referred to above, as of June 30, 1994, management is not aware of any trends, events or uncertainties which will have a material effect on the Company's liquidity, capital resources or results of operations. In addition, management is not aware of any current recommendations by the regulatory authorities which, if they were implemented, would have such an effect.

RESULTS OF OPERATIONS

COMPARISON OF YEAR ENDED JUNE 30, 1993 TO YEAR ENDED JUNE 30, 1992

NET INCOME

        Net income (as restated) for the year ended June 30, 1993, was $4.2 million, or $1.30 per share, before the cumulative effect of an accounting change, and $3.5 million, or $1.07 per share after the accounting change, compared to $3.6 million, or $1.13 per share, for the year ended June 30, 1992. The 1993 amounts included $.7 million expense, or ($.23) per share, attributable to the cumulative effect of a change in method of accounting for income taxes. Factors which contributed to the 1993 earnings increase (before the cumulative effect of the accounting change) were primarily an improved net interest margin and an $.8 million gain on sale of mortgage-backed securities.

NET INTEREST INCOME

        The Company's net interest income increased $1.5 million, from $11.3 million to $12.8 million, respectively, for the years ended June 30, 1992 and 1993. While there were volume increases in both interest-earning assets and interest-bearing liabilities, the significant change was the interest rate declines. The net margin increased in 1993 because the rate declines in interest-earning asset categories were more than offset by the reduced cost of funds.

PROVISION FOR LOAN LOSSES

        The provision for loan losses was $5,000 for year ended June 30, 1993, compared to a credit of $94,000 for the year ended June 30, 1992.

NON-INTEREST INCOME

        Non-interest income was $1.5 million and $.9 million, respectively, for the years ended June 30, 1993 and 1992. In 1993, the total included $.8 million resulting from the sale of mortgage-backed securities, as certain fixed-rate issues were replaced with adjustable-rate issues. Also, in 1993, the gain on sale of office properties was $.1 million compared to $.2 million in 1992.

NON-INTEREST EXPENSE

        The Company's non-interest expenses increased by $.5 million, from $6.9 million to $7.4 million, respectively, for the years ended June 30, 1992 and 1993. Most of the change was attributable to regular compensation increases, an increase in First Federal's insurance premium on deposits and a smaller gain in net cost of operation of real estate owned.

APPLICABLE INCOME TAXES

        Applicable federal and state income taxes increased from $1.8 million to $2.7 million (restated), respectively, for the years ended June 30, 1992 and 1993. The effective tax rate increased from 33.3% in 1992 to 39.3% in 1993, primarily as a result of the adoption of FAS 109 in 1993 and the 1992 non-taxable gains on sales of real estate.


IMPACT OF INFLATION AND CHANGING PRICES

        The consolidated financial statements and notes thereto presented herein have been prepared in accordance with generally accepted accounting principles, which require the measurement of financial position and operating results in terms of historical dollars without considering changes in the relative purchasing power of money over time due to inflation. Unlike most industrial companies, virtually all of the assets and liabilities of a financial institution are monetary in nature, and, therefore, the effects of interest rates have a more significant impact on a financial institution's performance than do the effects of the general levels of inflation. Interest rates do not necessarily move in the same direction or in the same magnitude as prices of goods and services. However, non-interest expenses do reflect general levels of inflation.

COMMON STOCK PRICES/DIVIDENDS AND RELATED STOCKHOLDER MATTERS

        The Company's common stock is traded on the National Association of Securities Dealers Automated Quotation (NASDAQ) National Market System under the symbol "FSCC." As of June 30, 1994, the Company had 1,018 stockholders of record and 3,242,209 shares of stock outstanding. These numbers do not reflect the number of individuals or institutional investors holding stock in "street name" through banks, brokerage firms and others.

        Robert W. Baird & Co., Inc. of Tampa, Florida, and Robinson-Humphrey of Atlanta, Georgia, are market makers for the Company's common stock.

        The following table sets forth market price information as reported by NASDAQ for the common stock the Company following that date. Such market quotations reflect inter-dealer prices, without retail mark-up, mark-down, or commission, and may not necessarily represent actual transactions. This table also includes high and low daily closing sale prices and cash dividends declared by the Board of Directors.

                            Fiscal 1994                                                         Fiscal 1993
 -----------------------------------------------------------------   ---------------------------------------------------------------
                                                           Cash                                                       Cash
        Quarter Ended            High         Low        Dividend           Quarter Ended    High         Low       Dividend
 --------------------------   ----------   ---------   -----------   ---------------------- --------   ---------   -----------
 September 30, 1993             $20.75      $17.00         $.45      September 30, 1992     $15.75      $13.00        $ .35
 December 31, 1993              $20.25      $17.00         $.15      December 31, 1992      $15.50      $14.00        $ .15

 March 31, 1994                 $18.75      $17.00         $.15      March 31, 1993         $18.25      $14.50        $ .15
 June 30, 1994                  $22.00      $17.25         $.15      June 30, 1993          $18.75      $16.75        $ .15



INDEPENDENT AUDITORS' REPORT

THE BOARD OF DIRECTORS
F & C BANCSHARES, INC.

        We have audited the accompanying consolidated balance sheets of F & C Bancshares, Inc. and its subsidiary as of June 30, 1994 and 1993, and the related consolidated statements of income, stockholders' equity and cash flows for each of the years in the three-year period ended June 30, 1994. These consolidated financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these consolidated financial statements based on our audits.

        We conducted our audits in accordance with generally accepted auditing standards. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amount and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

        In our opinion, the consolidated financial statements referred to above present fairly, in all material respects, the consolidated financial position of F & C Bancshares, Inc. and its subsidiary at June 30, 1994 and 1993, and results of their operations and their cash flows for each of the years in the three-year period ended June 30, 1994, in conformity with generally accepted accounting principles.

        As discussed in note 1 to the consolidated financial statements, the Company adopted the provisions of the Financial Accounting Standards Board's Statement of Financial Accounting Standards No. 109, "Accounting for Income Taxes," as of July 1, 1993.





/s/ KPMG Peat Marwick LLP
KPMG PEAT MARWICK LLP
TAMPA, FLORIDA
JULY 21, 1994

                          CONSOLIDATED BALANCE SHEETS



                                                                                                         JUNE 30
                                                                                             ------------------------------
                                                                                                 1994            1993
                                                                                             --------------  --------------
                                                                                                               (Restated)
 ASSETS                                                                                          (dollars in thousands, except
                                                                                                      per share amounts)
 Cash and due from banks                                                                        $  5,054        $   5,938

 Interest-earning deposits and investments                                                        31,369          111,167
 Federal Home Loan Bank stock, at cost                                                             3,408            3,275
 Loans (net of allowance for loan losses - 1994 - $481;
    1993 - $580)                                                                                 216,135          212,128
 Mortgaged-backed securities, net (approximate market
    value - 1994 - $120,337; 1993 - $65,878)                                                     122,808           63,437

 Accrued interest receivable                                                                       2,498            2,205
 Premises and equipment                                                                           11,756           11,618
 Real estate owned (net of allowance for losses - 1994 - $162;
    1993 - $0)                                                                                       671            1,342
 Other assets                                                                                        616              929
                                                                                                --------        ---------
    Total Assets                                                                                $394,315        $ 412,039
                                                                                                ========        =========

 LIABILITIES AND STOCKHOLDERS' EQUITY

 Liabilities:
 Deposits                                                                                       $344,741        $ 363,305
 Advance payments by borrowers for taxes and insurance                                               967              974
 Other liabilities                                                                                 4,002            3,608
                                                                                                --------       ----------
    Total Liabilities                                                                            349,710          367,887
                                                                                                --------        ---------

 Stockholders' Equity:
   Preferred stock, $1.00 par value, 5,000,000 shares authorized;
   none issued
 Common stock, $1.00 par value, 10,000,000 shares; Issued and
    outstanding shares, 1994 - 3,242,209, 1993 - 3,223,114                                         3,242            3,223
 Additional paid-in capital                                                                       22,895           22,776
 Retained earnings                                                                                18,468           18,153
                                                                                                --------       ----------
     Total Stockholders' Equity                                                                   44,605           44,152
                                                                                                --------        ---------
 Total Liabilities and Stockholders' Equity                                                     $394,315        $ 412,039
                                                                                                ========        =========


  See accompanying notes to consolidated financial statements.

                         CONSOLIDATED INCOME STATEMENTS



                                                                                         YEAR ENDED JUNE 30
                                                                      --------------------------------------------------------
                                                                             1994               1993                1992
                                                                      -----------------   -----------------   ----------------
                                                                                             (Restated)
                                                                          (dollars in thousands, except per share amounts)
    INTEREST INCOME:
 Mortgage loans                                                       $         17,944    $         20,243    $        23,166
 Mortgage-backed securities                                                      4,892               5,090              4,361
 Other loans                                                                       316                 433                600
 Investments and interest-earning deposits                                       2,872               3,802              4,159
                                                                      ----------------    ----------------    ---------------
     Total interest income                                                      26,024              29,568             32,286
    INTEREST EXPENSE ON DEPOSITS:                                               13,848              16,726             20,956
                                                                      ----------------    ----------------    ---------------
      Net interest income before provision for
          loan losses                                                           12,176              12,842             11,330
 Provision for loan losses                                                                               5                (94)
                                                                      ----------------    ----------------    ---------------
      Net interest income after provision for
          loan losses                                                           12,176              12,837             11,424
                                                                      ----------------    ----------------    ---------------
    NON-INTEREST INCOME:
 Gain on sale of office properties                                                                      82                243
 Gain on sale of mortgage-backed securities                                                            757
 Other                                                                             715                 643                656
                                                                      ----------------    ----------------    ---------------
    Total non-interest income                                                      715               1,482                899
                                                                      ----------------    ----------------    ---------------
 NON-INTEREST EXPENSE:
 Salaries and employee benefits                                                  3,262               3,330              3,086
 Occupancy                                                                       1,227               1,339              1,371
 Federal insurance premium                                                         831                 840                734
 Net cost of operation of real estate owned                                        134                 (40)              (250)
 Other                                                                           2,066               1,963              1,965
                                                                      ----------------    ----------------    ---------------
     Total non-interest expense                                                  7,520               7,432              6,906
                                                                      ----------------    ----------------    ---------------
     Income before income taxes and change in
    accounting principle                                                         5,371               6,887              5,417
 Applicable income taxes                                                         2,149               2,703              1,801
                                                                      ----------------    ----------------    ---------------
 Income before cumulative effect of
    change in accounting principle                                               3,222               4,184              3,616
 Cumulative effect of change in method of
    accounting for income taxes                                                                       (733)
                                                                      ----------------    ----------------    ---------------
    Net income                                                        $          3,222    $          3,451    $         3,616
                                                                      ================    ================    ===============
 Income per share before cumulative effect of
    change in accounting principle                                               $1.00               $1.30              $1.13
 Cumulative effect of change in method of
    accounting for income taxes                                                                       (.23)
                                                                      ----------------    ----------------    ---------------
    Net income per share                                              $           1.00    $           1.07    $          1.13
                                                                      ================    ================    ===============
 Weighted average common shares outstanding                                  3,233,283           3,220,956          3,203,189
                                                                      ================    ================    ===============


  See accompanying notes to consolidated financial statements.

                CONSOLIDATED STATEMENTS OF STOCKHOLDERS' EQUITY



                                                                             Additional                           Total
                                                                Common        Paid-In         Retained      Stockholders'
                                                                Stock         Capital         Earnings            Equity
                                                                ------       ---------        --------        -------------
                                                                      (dollars in thousands, except per share amounts)
 Balances at June 30, 1991                                     $3,195      $   22,601       $  16,222       $   42,018
 Issuance of 18,430 shares of common stock
    upon exercise of stock options                                 19             115                              134
 Dividends paid-$.80 per share                                                                 (2,560)          (2,560)
 Net income for the year ended June 30,
    1992                                                                                        3,616            3,616
                                                               ------      ----------       ---------       ----------
 Balances at June 30, 1992                                      3,214          22,716          17,278           43,208

 Issuance of 9,485 shares of common stock
    upon exercise of stock options                                  9              60                               69
 Dividends paid-$.80 per share                                                                (2,576)           (2,576)
 Net income for the year ended June 30,
    1993 (Restated)                                                                            3,451             3,451
                                                               ------      ----------       --------        ----------
 Balances at June 30, 1993                                      3,223          22,776         18,153            44,152

 Issuance of 19,095 shares of common stock
    upon exercise of stock options                                 19             119                              138
 Dividends paid-$.90 share                                                                    (2,907)           (2,907)
 Net income for the year ended June 30,
    1994                                                                                       3,222             3,222
                                                              ------       ----------       --------        ----------
 Balances at June 30, 1994                                    $3,242       $   22,895       $ 18,468        $   44,605
                                                              ======       ==========       ========        ==========


  See accompanying notes to consolidated financial statements.

                     CONSOLIDATED STATEMENTS OF CASH FLOWS


                                                                                          YEAR ENDED JUNE 30
                                                                         -----------------------------------------------------
                                                                               1994              1993               1992
                                                                         ----------------   ---------------   ----------------
                                                                                              (Restated)
                                                                                            (in thousands)
 OPERATING ACTIVITIES:
 Net income                                                              $         3,222    $        3,451    $         3,616
 Adjustments to reconcile net income to net cash
    provided by operating activities:
 Provision for loan losses                                                                               5                (94)
 Provision for REO losses                                                           (180)
 Provision for deferred income taxes                                                 231               241               (141)
 Depreciation and amortization of premises and                                       654               594                503
    equipment
 Net amortization of discounts and premiums on                                        (1)               91                  6
    loans
 Amortization of deferred gain on sale of office                                                       (81)              (242)
    properties
 Gain on sale of real estate                                                        (121)              (40)              (250)
 Gain on sale of mortgage-backed securities                                                           (757)
 Decrease (increase) in accrued interest                                            (293)              602                856
    receivable
 Decrease in other assets                                                            313               680                 19
 (Decrease) increase in other liabilities                                            163             1,073               (401)
 Cumulative effect of change in accounting
    principle                                                                                          733
                                                                         ---------------    --------------    ---------------
    Net cash provided by operating activities                                      3,988             6,592              3,872
                                                                         ---------------    --------------    ---------------

 INVESTING ACTIVITIES:
 Loan principal repayments                                                        45,302            48,652             53,721
 Origination of loans                                                            (49,193)          (29,657)           (41,013)
 Decrease (increase) in deferred loan fees                                          (115)               32                379
 Purchases of premises and equipment, net                                           (792)           (3,237)            (3,534)
 FHLB stock purchased                                                               (133)             (189)              (212)
 Mortgage-backed securities purchased                                            (80,071)          (32,521)           (27,896)
 Mortgage-backed securities repayments                                            20,700            12,367              7,964
 Mortgage-backed securities sold                                                                    17,165
 Net proceeds from sale of real estate owned                                         972             1,048              1,698
                                                                         ---------------    --------------    ---------------
    Net cash provided (used) by investing
       activities                                                                (63,330)           13,660             (8,893)
                                                                         ---------------    --------------    ---------------

 FINANCING ACTIVITIES:
 Net change in deposits                                                          (18,564)          (19,733)            64,887
 Advance payments by borrowers for taxes and
    insurance                                                                         (7)              330                 45

 Cash dividends paid                                                              (2,907)           (2,576)            (2,560)
 Proceeds from exercise of stock options                                             138                69                134
                                                                         ---------------    --------------    ---------------
 Net cash provided (used) by financing activities                                (21,340)          (21,910)            62,506
                                                                         ---------------           -------    ---------------
 Net increase (decrease) in cash and cash
    equivalents                                                                  (80,682)           (1,658)            57,485
                                                                                 -------            ------             ------

 Cash and cash equivalents at beginning of period                                117,105           118,763             61,278
                                                                         ---------------    --------------    ---------------
 Cash and cash equivalents at end of period                              $        36,423    $      117,105    $       118,763
                                                                         ===============    ==============    ===============

 SUPPLEMENTAL DISCLOSURES OF CASH FLOW
    INFORMATION:
 Cash paid during the period for:
    Income taxes                                                         $         1,811    $        2,304    $         2,005
                                                                         ================   ==============    ===============
    Interest                                                             $        13,842    $       17,095    $        21,005
                                                                         ================   ==============    ===============
 Additions to real estate acquired in settlement
    of loans through foreclosure                                         $           803    $        1,345    $         1,322
                                                                         ================   ==============    ===============


  See accompanying notes to consolidated financial statements.

                   NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
                                 JUNE 30, 1994



NOTE 1.  SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

The following is a description of significant accounting and reporting policies which F & C Bancshares, Inc. ("Company") follows in preparing and presenting its consolidated financial statements.

BASIS OF PRESENTATION

The consolidated financial statements have been prepared in conformity with generally accepted accounting principles. The accompanying consolidated financial statements include the accounts of the Company and its wholly-owned subsidiary, First Federal Savings Bank of Charlotte County ("First Federal"), and First Federal's wholly-owned subsidiary, First Charlotte Corporation. Operations of the Company consist primarily of those of its only subsidiary, First Federal. In consolidation, all significant intercompany accounts and transactions have been eliminated. Prior period amounts are reclassified when necessary to conform with the current year's presentation.

HOLDING COMPANY

On December 31, 1991, pursuant to an Agreement and Plan of Reorganization (which was approved by the stockholders of First Federal on October 24, 1991, and conditionally approved by the OTS on November 27, 1991), the Company, a newly-formed savings and loan holding company, became the parent of First Federal. In conjunction with such reorganization, all of the outstanding shares of First Federal's common stock were converted on a one-for-one basis into shares of common stock of the Company. The acquisition of First Federal by the Company was considered a business combination accounted for as a pooling of interests.

LIQUIDITY REQUIREMENT

Regulations require First Federal to maintain, in cash and U. S. Government and other approved securities, an amount equal to 5% of deposits (net of loans on deposits) plus short-term borrowings.

ALLOWANCE FOR LOAN LOSSES

The allowance for loan losses is maintained at a level believed adequate by management to absorb potential losses inherent in the current loan portfolio. Management's determination of the adequacy of the allowance is based on an evaluation of the portfolio, past and expected loan loss experience, current economic conditions, growth and diversification of the loan portfolio, the results of the most recent regulatory examinations, the nature and level of nonperforming assets and loans that have been identi-fied as potential problems, the adequacy of collateral and other relevant factors. The allowance is increased by provisions for loan losses charged against income and recoveries on loans previously charged off.

LOANS

Interest on loans is accrued and credited to operations based on the principal amounts outstanding. The accrual of interest income is discontinued when a loan becomes delinquent and, in management's opinion, borrowers may be unable to meet contractual obligations. Such accrual is discontinued where interest or principal is 90 days or more past due, unless the loans are deemed to be adequately secured and in the process of collection. In these instances, interest is recognized only when received. When interest accruals are discontinued, unpaid interest credited to income in the current year is reversed and interest accrued in prior years is charged to the allowance for loan losses.

Loan origination fees and certain direct loan origination costs are deferred and the new amount amortized as an adjustment to the related loan yield over the estimated life of the loan.

Statement of Financial Accounting Standards ("FAS") No. 114, "Accounting by Creditors for Impairment of a Loan", is effective for fiscal years beginning after December 15, 1994. FAS 114 requires that impaired (as defined) loans be measured based on the present value of expected future cash flows discounted at the loan's effective interest rate or at the loan's observable market price or the fair value of the collateral if the loan is collateral dependent. Management is unable at this time to estimate the impact of FAS 114 on the Company's financial statements.

MORTGAGE-BACKED SECURITIES

Mortgage-backed securities are stated at amortized cost. Such securities are purchased and held for investment purposes as management believes it has the ability and the intent to hold them until maturity.

Discounts and premiums on mortgage-backed securities are amortized over the estimated life of the loans by a method which approximates the level-yield.

FAS 115, "Accounting for Certain Investments in Debt and Equity Securities", was issued by the Financial Accounting Standards Board in May 1993. Pursuant to FAS 115, the Company's securities will be segregated into three separate portfolios: held to maturity, available for sale, and trading.

Held to maturity securities will be accounted for at amortized cost. To maintain securities in this classification will require a positive intent and ability to hold securities to maturity. Available for sale and trading securities are reported at fair value - for available for sale, the changes in fair value will be reported as an adjustment of equity; the changes in fair value for trading securities will be reported as a component of the income statement.

FAS 115 will be adopted by the Company during the first quarter of the year ending June 30, 1995. Management has tentatively determined that the Company will only use the categories of held to maturity and available for sale. The adoption of FAS 115 is not expected to have a material impact on the financial statements of the Company.

REAL ESTATE OWNED

Real estate acquired in settlement of loans is initially recorded at the lower of cost (principal balance of the former mortgage loan, plus costs of obtaining title and possession) or estimated fair value, minus estimated costs to sell, at the date of acquisition. Subsequently, such real estate acquired is carried at the lower of cost or estimated net realizable value and a reserve for possible losses is provided when deemed appropriate. Costs relating to development and improvement of the property are capitalized, while those relating to holding the property are charged to operations.

PREMISES AND EQUIPMENT

Premises and equipment are stated at cost less accumulated provisions for depreciation and amortization computed using the straight-line method over estimated useful lives. Estimated lives are twenty to forty years for buildings and two to twenty years for equipment.

INCOME TAXES (INCLUDING FAS 109 RESTATEMENT)

The Company and its wholly-owned subsidiary file consolidated income tax returns. Deferred federal and state income taxes are provided on income and expenses reported in different periods for financial statements and income tax purposes.

FAS 109, "Accounting for Income Taxes," was adopted by the Company in fiscal 1994, retroactive to July 1, 1992. FAS 109 required a change from the deferred method to the asset and liability method of accounting for income taxes. Under the asset and liability method, deferred income taxes are recognized for the tax consequences of "temporary differences" by applying enacted statutory tax rates applicable to future years to differences between the financial statement carrying amounts and the tax bases of existing assets and liabilities. Under FAS 109, the effect on deferred taxes of a change in tax rates is recognized in income in the period that includes the enactment date.

The effect of adopting FAS 109 created additional income taxes of approximately $1,054,000, primarily due to tax bad debt reserves. $321,000 of this amount increased income taxes for the year ended June 30, 1993, and the remaining $733,000 was recorded (representing the effect for years prior to fiscal 1993) as of July 1, 1992, as the cumulative effect of change in method of accounting for income taxes.

NET INCOME PER SHARE

Net income per share is based on the weighted average number of common shares outstanding.

STATEMENT OF CASH FLOWS

For statement of cash flows' purposes, non-interest-earning deposits and cash and interest-earning deposits are deemed cash equivalents.

NOTE 2.  LOANS

Loans are summarized below:

                                                                               June 30
                                                             ------------------------------------------
                                                                      1994                  1993
                                                             --------------------  --------------------
                                                                              (in thousands)
 Real estate mortgage:
    Residential                                              $          199,941   $         200,686
    Commercial                                                            6,576               6,510
 Real estate construction:
    Residential                                                          15,094               2,700
    Commercial                                                            4,273               4,937
                                                             ------------------   -----------------
                                                                        225,884             214,833
 Unamortized net loan fees                                               (1,642)             (1,751)
                                                             ------------------   -----------------
    Net first mortgage loans                                            224,242             213,082
 Consumer and other                                                       3,152               3,668
                                                             ------------------   -----------------
                                                                        227,394             216,750
    Allowance for loan losses                                              (481)               (580)
    Loans in process                                                    (10,778)             (4,042)
                                                             ------------------   -----------------
       Net loans                                             $          216,135   $        212,128
                                                             ==================   =================


        There were no loans, as of June 30, 1994, to a related party, either individually or in the aggregate, which exceeded 5% of stockholders' equity.

        A summary of activity in the allowance for loan losses was as follows:

                                                                                             Year ended June 30
                                                                              ------------------------------------------------
                                                                                   1994             1993             1992
                                                                              --------------   --------------   --------------
                                                                                               (in thousands)
 Balance, beginning of period                                                 $         580    $         635    $         762
 Provision for loan losses                                                                                 5              (94)
 Charge-offs                                                                            (99)             (60)             (33)
                                                                              -------------    -------------    -------------
 Balance, end of period                                                       $         481    $         580    $         635
                                                                              =============    =============    =============

      Information with respect to nonperforming loans was as follows:

                                                                               June 30
                                                             ------------------------------------------
                                                                 1994          1993            1992
                                                             ------------  ------------     ---------
                                                                           (in thousands)
 Residential real estate mortgage                            $       365   $     1,177    $       1,742
 Consumer and others                                                                 2               11
                                                             -----------   -----------    -------------
                                                             $       365   $     1,179    $       1,753
                                                             ===========   ===========    =============


     If these loans had been current in accordance with their contractual terms, $11,000, $56,000 and $146,000 respectively, of additional interest income would have been recorded for the years ended June 30, 1994, 1993 and 1992.

     Accrued interest receivable on all types of investments was as follows:


                                                                             June 30
                                                             ----------------------------------------
                                                                    1994                 1993
                                                             ------------------   -------------------
                                                                          (in thousands)
 Interest-earning deposits                                   $             639    $              454
 Loans                                                                   1,208                 1,338
 Mortgage-backed securities                                                651                   413
                                                             -----------------    ------------------
                                                             $           2,498    $            2,205
                                                             =================    ==================

NOTE 3.  MORTGAGE-BACKED SECURITIES
        The book and market values of mortgage-backed securities (all agency-backed) were as follows:


                                                                 June 30, 1994
                                            -------------------------------------------------
                                                  Gross Unrealized     Gross Unrealized
                                 Book Value             Gains               Losses            Market Value
                                 ----------             -----               ------                   ------
                                                              (in thousands)
 Fixed                            $ 17,103             $   546             $   (51)             $ 17,598
 Adjustable                         50,534                  40              (1,501)               49,073
 Collateralized mortgage
 obligations                        55,171                                  (1,505)               53,666
                                  --------             -------             --------             --------
                                  $122,808             $   586             $(3,057)             $120,337
                                  ========             =======             ========             ========

                                                                June 30, 1993
                                             ------------------------------------------------
 Fixed                            $ 29,029             $ 2,072                                  $ 31,101
 Adjustable                         34,408                 382             $  ( 13)               34,777
                                  --------             -------             --------             --------
                                  $ 63,437             $ 2,454             $  ( 13)             $ 65,878
                                  ========             =======             ========             ========

        For the year ended June 30, 1994, there were no sales of securities. For the year ended June 30, 1993, proceeds from the sale of mortgage- backed securities were $17,165,000. Gross realized gains (there were no losses) totaled $757,000.

NOTE 4.  PREMISES AND EQUIPMENT
        Premises and equipment consisted of the following:

                                                                              June 30
                                                                 ---------------------------------
                                                                 1994                         1993
                                                               --------                     --------
                                                                          (in thousands)
 Land                                                          $ 3,321                      $ 2,856
 Buildings                                                       9,038                        8,956
 Furniture and fixtures                                          3,466                        3,773
 Automobiles                                                        83                           81
                                                               -------                      -------
                                                                15,908                       15,666
            Less accumulated depreciation                        4,152                        4,048
                                                               -------                      -------
                                                               $11,756                      $11,618
                                                               ========                     =======

        First Federal leases certain facilities and equipment under other operating leases. The following is a schedule by years of future minimum lease payments required under operating leases that have initial or remaining noncancelable lease terms of one year or more as of June 30, 1994:


                         Year ending June 30, 1995                            $ 41
                                              1996                              41
                                              1997                              21
                                                                              $103
                                                                              ====


        Rent expense under all operating leases was $40,756, $157,058 and $380,361, respectively, for the years ended June 30, 1994, 1993 and 1992.


NOTE 5.  INCOME TAXES

        As discussed in Note 1, the Company adopted FAS 109 in 1994 and has applied the Statement's provisions retroactively to July 1, 1992. The effects of the adoption were as follows:


                                                                               Year ended June 30, 1993,
                                                                               ------------------------
                                                   Net income                     Net income per share
                                                   ----------                     --------------------
                                                 (in thousands)
 As previously reported                              $4,505                               $1.40
 Cumulative effect as of                               (733)                               (.23)
   July 1, 1992
 Effect of FAS 109                                     (321)                               (.10)
                                                     ------                               -----
 As restated                                         $3,451                               $1.07
                                                     ======                               =====

Applicable income taxes consisted of the following:

                                                             Year ended June 30
                                             -------------------------------------------------
                                       1994                         1993                       1992
                                     --------                     --------                   --------
                                                                 (Restated)
                                                              (in thousands)
 Federal:
   Current                            $ 1,643                     $2,107                      $1,658
   Deferred                               192                        219                        (120)
                                      -------                     ------                     --------
                                        1,835                      2,326                       1,538
                                      -------                     ------                     --------
 State:
   Current                                275                        355                         284
   Deferred                                39                         22                         (21)
                                      -------                     ------                     --------
                                          314                        377                         263
                                      -------                     ------                      ------
 Total:
   Current                              1,918                      2,462                       1,942
   Deferred                               231                        241                        (141)
                                      -------                     ------                     --------
                                      $ 2,149                     $2,703                      $1,801
                                      =======                     ======                      ======

        The significant components of deferred income taxes for the years ended June 30, 1994 and 1993 are as follows:


                                                                               Year ended June 30
                                                                     -------------------------------------

                                                                            1994                1993
                                                                     -----------------   -----------------
                                                                                             (Restated)
                                                                                 (in thousands)
 Provision for loan loses                                                      $  158               $ 219
 Deferred loan fee income                                                      $   43               $ (12)
 Gain on sale of branches                                                                              28
 FHLB stock dividends                                                              50                  71
 Salaries and employee benefits                                                   (37)                (40)
 Other, net                                                                        17                 (25)
                                                                               -------              ------
                                                                               $  231              $  241
                                                                               =======             =======

The significant components of deferred income taxes for the year ended June 30, 1992, are as follows:

                                                                        (in thousands)
 Deferred loan fee income                                                       $(126)
 Gain on sale of branches                                                          81
 FHLB stock dividends                                                              70
 Salaries and employee benefits                                                   (57)
 Other, net                                                                      (109)
                                                                                ------
                                                                                $(141)
                                                                                ======




The tax effects of temporary differences that give rise to significant portions of the deferred tax assets and liabilities at June 30, 1994 and 1993 are presented below:



                                                                               Year ended June 30
                                                                     -------------------------------------
                                                                            1994                1993
                                                                     -----------------   -----------------
                                                                                             (Restated)
                                                                                 (in thousands)
 Loan fees                                                                    $   617             $   660
 Salaries and employee benefits                                                   175                 138
 Organization costs                                                                13                  19
                                                                               ------              ------
    Total deferred tax assets                                                     805                 817
 Allowance for loan losses                                                       (872)               (714)
 FHLB stock dividends                                                            (552)               (502)
 Depreciation                                                                    (101)               (101)
 Other                                                                            (16)                 (5)
                                                                               -------             -------
    Total deferred tax liabilities                                             (1,541)             (1,322)
                                                                               -------             -------
    Net deferred tax liability                                                $  (736)            $  (505)
                                                                              ========            ========


Income tax expense of the Company differs from the amount computed by applying the statutory federal income tax rate of 34% to income before taxes because of the following:

                                                                                         Percent of Income
                                                                                     Before Income Tax Expense
                                                                     ---------------------------------------------------------
                                                                                         Year ended June 30
                                                                     ---------------------------------------------------------
                                                                            1994                1993                1992
                                                                     -----------------   -----------------   -----------------
                                                                                             (Restated)
 Tax expense at statutory rate                                                   34.0%               34.0%               34.0%
 Increase (decrease) in income taxes
    resulting from:


    State income taxes, net of federal
       tax benefit                                                                3.9                 3.3                 3.3
    Provision for loan losses                                                                                            (3.1)
    Gains and losses on real estate
       owned                                                                       .4                 (.3)               (1.5)
    Nondeductible merger expenses                                                 1.0
    Other, net                                                                     .7                 2.2                  .6
                                                                                 -----               -----              ------
                                                                                 40.0%               39.2%               33.3%
                                                                                 =====               =====               =====

First Federal is permitted under the Internal Revenue Code to deduct an annual addition to a reserve for bad debts in determining taxable income, subject to certain limitations. This addition differs significantly from the bad debts experience used for financial accounting purposes. Bad debt deductions for income tax purposes are included in taxable income of later years only if the bad debt reserves are used subsequently for purposes other than to absorb bad debt losses. Because First Federal does not intend to use the reserve for purposes other than to absorb losses, no deferred taxes have been provided on the portion of the reserve prior to the base year (upon adoption of FAS 109). Retained earnings at June 30, 1994 include approximately $8.2 million representing such bad debt deduction for which no deferred income taxes have been provided prior to the base year of 1987.

BAD DEBT RESERVES

Earnings appropriated to bad debt reserves and deducted for federal income tax purposes are not available for payment of cash dividends or other distributions to stockholders, including distributions on redemption, dissolution, or liquidation, without payment of such taxes by First Federal on the amount of such earnings removed from the reserves for such distribution at the then current tax rate. Under applicable Internal Revenue Code of 1986, as amended, provisions, the amount which would be deemed removed from such reserves by First Federal in the event of any such distribution to the Company, its sole stockholder, and which would be subject to taxation at First Federal's level at the normal tax rate, would approximate twice the net amount actually distributed to its stockholder. At June 30, 1994, First Federal had approximately $21 million in taxable earnings and profits available for dividend distribution without imposition of any tax at First Federal's level.

NOTE 6.  DEPOSITS

Deposits and weighted average cost are summarized as follows:


                                                                                         June 30
                                                                                  --------------------
                                                                                 1994              1993
                                                                                 ----              ----
                                                                                 (dollars in thousands)
 Savings - (1994 - 2.18%; 1993 - 2.28%)                                        $  90,998         $ 98,731
 NOW-(1994 - 1.73%; 1993 - 1.80%)                                                 10,502           10,525
 Super NOW - (1994 - 1.73%; 1993 - 1.77%)                                         32,046           30,423
 Money market - (1994 - 2.23%; 1993 - 2.20%)                                      15,746           18,575
                                                                               ---------         --------
                                                                                 149,292          158,254

 Time - (1994 - 5.28%; 1993 - 5.43%)
   (Range - 3.00% - 10.00% for both years)                                       194,552          204,261
 Non-interest-bearing                                                                681              585
 Accrued interest                                                                    216              205
                                                                               ---------         --------
                                                                               $ 344,741         $363,305
                                                                               =========         ========
 Weighted average cost of all deposits                                             3.86%            3.99%
                                                                               =========         ========

The following table presents the maturity schedule for time deposits:

                              Year ending June 30,1995           $ 96,691
                                                  1996             41,390
                                                  1997             10,136
                                                  1998             11,856
                                                  1999             17,555
                                                  Thereafter       16,924
                                                                 --------
                                                                 $194,552
                                                                 ========



Interest expense on deposits was as follows:

                                                                                    Year ended June 30
                                                                                ---------------------------
                                                                            1994            1993           1992
                                                                            ----            ----           ----
                                                                                       (in thousands)
 NOW and money market                                                     $ 1,140         $ 1,591         $ 2,593
 Savings accounts                                                           2,070           2,876           3,777
 Time                                                                      10,626          12,282          14,606
 Amortization of core deposits purchased                                       12              12              25
                                                                          -------         -------         -------
                                                                           13,848          16,761          21,001

 Capitalized interest                                                                          35              45
                                                                          -------         -------         -------
                                                                          $13,848         $16,726         $20,956
                                                                          =======         ========        =======

        First Federal acquired $12.9 million of deposit accounts from a financial institution in December 1991, and as a result of this acquisition, recorded the value of core deposits purchased of $50,000 and is amortizing it to expense over their estimated respective lives (five years) by use of a method which approximates the level-yield. The remaining balance is included in other assets.

NOTE 7.  STOCKHOLDERS' EQUITY

REGULATORY CAPITAL REQUIREMENTS

        First Federal is regulated by the Office of Thrift Supervision ("OTS"). As of June 30, 1994, regulatory requirements are to maintain a tangible capital ratio of 1.5%, a leverage capital ratio of 3% and a risk-based capital ratio of 8%. As of June 30, 1994, First Federal was in compliance with all current requirements and was classified as a "well capitalized" institution.

LIQUIDATION ACCOUNT

        At the time of conversion from a mutual to a stock institution, First Federal established a liquidation account in an amount equal to First Federal's net worth as reflected in its latest consolidated balance sheets contained in the final offering circular. The Liquidation account will be maintained for the benefit of eligible deposit account holders who continue to maintain their deposit accounts in First Federal after conversion. In the event of a complete liquidation and only in such an event, each eligible account holder will be entitled to receive a distribution of a proportionate share of the liquidation account, before liquidation distributions may be made with respect to the stockholders. The total amount of the liquidation account will be decreased in an amount proportionately corresponding to decreases in the deposit account balances of eligible account holders on each subsequent annual determination date. At June 30, 1994, the remaining balance of the liquidation account was approximately $2.2 million. Except for the repurchase of stock and payment of dividends by First Federal, the existence of the liquidation account will not restrict the use or application of such net worth.

DIVIDEND RESTRICTIONS

        First Federal may not declare or pay a cash dividend on, or repurchase any of, its capital stock if the effect thereof would cause its net worth to be reduced below either the amount required for the liquidation account or the imposed regulatory capital requirement.

        OTS regulations restrict the ability of thrift institutions such as First Federal to make "capital distributions" (defined to included payment of dividends, stock repurchases, cash-out mergers, and other distributions charged against the capital accounts of an institution) which vary depending primarily upon the institution's regulatory capital level. Institutions are divided into three tiers for purposes of these regulations.

        Tier 1 institutions are those in compliance with their "fully phased-in" capital requirements (which will take effect as of January 1, 1995) and which have not been notified by the OTS that they are "in need of more than normal supervision." Tier 1 institutions may make capital distributions without regulatory approval in amounts up to 100% of net income for the calendar year to date, plus up to one-half of the institution's surplus capital ratio (i.e., the excess of capital over the fully phased-in requirement) at the beginning of the calendar year in which the distribution is made. First Federal has been classified as a Tier 1 institution, and, as such, has dividend availability of approximately $20 million.

STOCK REPURCHASE

        On August 20, 1992, the Board of Directors of F & C Bancshares, Inc. announced that they have authorized the repurchase of up to five percent of the Company's outstanding common stock, $1.00 par value per share, when deemed appropriate by management, based on the market value and book value of the common stock. The authorization has been extended to July 1995. The repurchases are authorized to be made from time to time in open-market transactions as, in the opinion of management, market conditions may warrant. The repurchased shares will be held as Treasury stock and will be available for general corporate purposes.

STOCKHOLDERS' EQUITY RECONCILIATION

        The following table is a reconciliation of stockholders' equity reported in the audited financial statements with regulatory capital reported in the June 30, 1994 TFR report to the OTS:

Stockholders' equity reported on audited financial statements                                  $ 44,605
Parent company only net loss (cumulative)                                                           265
Excess of dividends received from First Federal compared to
   amounts paid to stockholders                                                                     (34)
Options exercised (cumulative)                                                                     (287)
                                                                                                --------
June 30, 1994 TFR, schedule CSC, line 81                                                       $ 44,549
                                                                                               =========

NOTE 8.  BENEFIT PLANS
STOCK COMPENSATION PROGRAM

The Board of Directors of the Company has adopted a Key Employee Stock Compensation Program ("Program"). Under the terms of the Program, 287,500 shares of authorized but unissued shares of common stock of the Company were reserved for issuance. The Program provides for the grant of incentive, as well as compensatory, stock options to officers and employees at an option prices at least equal to the fair market value of such shares on the date the option is granted. Directors who are not full-time salaried employees of First Federal or its subsidiaries, however, are only eligible to participate in the Compensatory Stock Option Plan of the Program. Options granted under the Program are exercisable for a term no longer than ten years, are not transferable, and will terminate within a period of time following termination of employment with the Company or its subsidiaries.

        The activity in the program during fiscal 1992, 1993 and 1994 was as follows:

         Outstanding at July 1, 1991      156,587
         Options exercised                (18,430)
                                         --------
         Outstanding At June 30, 1992     138,157
         Options exercised                 (9,485)
         Options cancelled                   (275)
                                         --------
         Outstanding at June 30, 1993     128,397
         Options exercised                (19,095)
                                         --------
         Outstanding at June 30, 1994     109,302
                                         ========

        All amounts presented are at the option price per share of $7.27.

PENSION PLAN

        The Bank maintains a noncontributory defined benefit pension plan ("Plan") covering substantially all employees over 21 years of age who meet minimum service requirements. The benefit formula of the Plan generally bases payments to retired employees upon their length of service and a percentage of qualifying compensation during the final years of employment. First Federal's policy is to fund the maximum amount that can be deducted for federal income tax purposes.

        The following table sets forth the funded status of the Plan and amounts recognized in the consolidated balance sheets:

                                                                                                         June 30
                                                                                              ------------------------------

                                                                                           1994              1993           1992
                                                                                         --------          --------       --------

                                                                                                      (in thousands)
 Actuarial present value of benefit obligations:
   Vested benefits                                                                       $ 3,008            $2,842         $2,318
   Nonvested benefits                                                                         21                31             23
                                                                                          ------            ------         ------
     Accumulated benefit obligation                                                      $ 3,029            $2,873         $2,341
                                                                                         =======            ======         ======
 Plan assets at fair value at April 1-primarily
    consist of investments in money management funds                                     $ 4,561            $4,374         $3,991

 Projected benefit obligation for service
    rendered to date                                                                       4,124            3,960           3,536
                                                                                          ------            -----           -----
   Funded status-plan assets in excess of
            projected benefit  obligation                                                    437              414             455

 Unrecognized net asset at April 1, 1987, being
    recognized over 28.4 years                                                              (545)            (581)           (607)

 Unrecognized net gain                                                                      (684)            (391)           (196)
                                                                                         --------          -------         -------
    Accrued pension cost                                                                 $  (792)          $ (558)         $ (348)
                                                                                         ========          =======         =======



                                                                                          Year ended June 30
                                                                                      -----------------------------
                                                                                  1994              1993           1992
                                                                                 ======            ======         ======
 Pension cost included the following components:
   Service cost-benefits earned during the
     period                                                                     $   292            $  271         $  251
   Interest cost on the projected benefit
     obligation                                                                     315               283            249
   Actual return on assets held in the Plan                                        (382)            (384)           (332)
   Net amortization and deferral                                                      9                40              9
                                                                                 ------            ------         ------
      Net periodic pension cost                                                  $  234            $  210         $  177
                                                                                 ======            ======         ======


        The weighted-average discount rate used to measure the projected benefit obligation was 8% and the expected long-term rate of return is 8%.

NOTE 9.  COMMITMENTS AND CONTINGENCIES

        First Federal was committed to originate first mortgage loans with terms generally of 60 days as follows:

                                                                                June 30
                                                                  --------------------------------

                                                                 1994                        1993
                                                                 ----                        ----
                                                                          (in thousands)
 Real estate mortgage:
 Residential:
   Fixed-rate                                                   $  720                      $1,996
   Adjustable-rate                                               6,369                       1,436
 Commercial:
   Fixed-rate
   Adjustable-rate                                                                             150
                                                                ------                      ------
                                                                $7,089                      $3,582
                                                                ======                      =======


        First Federal expects to fund these commitments through its traditional sources previously described.

        First Federal is involved in litigation arising in the normal course of business. In the opinion of management, this litigation, in the aggregate, will not have a material adverse effect on the consolidated financial conditional of the Company.

NOTE 10 - PENDING BUSINESS COMBINATION

        On June 14, 1994, the Company announced that it entered into a definitive agreement to be acquired by First of America Bank Corp ("FOA"). FOA is headquartered in Kalamazoo, Michigan, has assets in excess of $22 billion and serves communities in Michigan, Illinois, Indiana and Florida. The consolidation is subject to approval by the Company's stockholders and several regulatory authorities. If approved and authorized, the Company's stockholders will receive no less than .5519 nor more than .6436 shares of stock of FOA in exchange for one share of the Company's stock.



NOTE 11.  DISCLOSURES ABOUT FAIR VALUE OF FINANCIAL INSTRUMENTS

        Statement of Financial Accounting Standards ("FAS") No. 107 provides for the disclosure of the estimated fair value of certain financial instruments. Fair value estimates, methods and assumptions, set forth below for First Federal's financial instruments, are made solely to comply with the Requirements of FAS 107 and should be read in conjunction with the financial statements for footnotes in the Consolidated Financial Statements.

        These fair values have been determined using available market information and appropriate valuation methodologies. Considerable judgment is required to interpret market data to develop estimates of fair value. The estimates presented are not necessarily indicative of amounts First Federal could realize in a current market exchange. The use of alternative market assumptions and estimation methodologies could have a material effect on these estimates of fair value.

                                                                                 June 30, 1994
                                                                       ------------------------------

                                                                    Book Value               Fair Value
                                                                    ----------               ----------

 Financial Assets:                                                             (in millions)
    Cash and due from banks                                        $  5.1                    $  5.1
    Interest-earning deposits                                        31.4                      31.4
    Federal Home Loan Bank stock                                      3.4                       3.4
    Mortgage-backed securities                                      122.8                     120.3
    Loans                                                           216.1                     217.1

 Financial Liabilities:
    Deposits with no fixed maturity
      and accrued interest                                          150.1                     150.1
    Time deposits and accrued interest                              194.6                     195.8



The estimated fair value of the indicated items was determined as follows:

        Cash and due from banks and interest-earning deposits - The carrying amount approximates fair value because of the immediate availability of these funds or based on the short maturities and current rates for similar deposits.

        Federal Home Loan Bank stock - At cost, which approximates fair value.

        Mortgage-backed Securities - Based on quoted market prices or dealer quotes.

        Loans - The fair value of fixed-rate loans has been estimated by discounting projected cash flows using current rates for similar loans reduced by the allowance for loan losses. For loans which reprice frequently to market rates, the carrying amount, net of the applicable credit factor, is a reasonable estimate of fair value. The fair value of nonaccrual loans or loans past their contractual maturity having a net carrying value of approximately $.4 million was not estimated because it was not practical to reasonably assess the timing of the cash flows or the credit adjustment.

        Deposits with no fixed maturity - The estimated fair value of deposits with no defined maturity, as required by FAS 107, is equal to the amount payable on demand at the reporting date.

        Time deposits - The fair value of time deposits has been estimated using current rates for similar deposits.

NOTE 11.  SUMMARY FINANCIAL DATA OF F & C BANCSHARES, INC. (PARENT COMPANY
ONLY)

        Summary financial data of F & C Bancshares, Inc. (parent company only) since inception follows for the periods indicated:

CONDENSED BALANCE SHEETS

                                                                                    June 30
                                                                     -------------------------------------
                                                                            1994                1993
                                                                     -----------------   -----------------
                                                                                             (Restated)
 ASSETS                                                                          (in thousands)
 Cash                                                                          $   208             $    60
 Investment in subsidiary                                                       44,449              44,067
 Other                                                                               4                  25
                                                                               -------             -------
    Total assets                                                               $44,661             $44,152
                                                                               =======             =======

 LIABILITIES AND STOCKHOLDERS' EQUITY
 Total liabilities                                                             $    56
 Stockholders' equity:
    Common stock                                                                 3,242             $ 3,223
    Additional paid-in capital                                                  22,895              22,776
    Retained earnings                                                           18,468              18,153
                                                                               -------             -------
    Total stockholders' equity                                                  44,605              44,152
                                                                               -------             -------
    Total liabilities and stockholders'
       equity                                                                  $44,661             $44,152
                                                                               =======             =======


CONDENSED INCOME STATEMENTS

                                                                               Year ended June 30
                                                                     -------------------------------------
                                                                            1994                1993
                                                                     -----------------   -----------------
                                                                                             (Restated)
                                                                                 (in thousands)
 Dividends from First Federal Savings Bank                                     $ 2,939            $ 2,579
 Operating expenses                                                                140                103
                                                                               -------            -------
 Income before income tax benefit and
    equity in undistributed earnings                                             2,799              2,476
 Income tax benefit                                                                 41                 38
                                                                               -------             ------
 Income before equity in undistributed
    earnings                                                                     2,840              2,514
 Equity in undistributed earnings                                                  382              1,670
                                                                               -------             ------
 Income before cumulative effect of change
    in accounting principle                                                      3,222              4,184
 Cumulative effect of change in method of
    accounting for income taxes                                                                      (733)
                                                                               -------             -------
 Net income                                                                    $ 3,222            $ 3,451
                                                                               =======            =======

CONDENSED STATEMENTS OF CASH FLOWS

                                                                               Year ended June 30
                                                                     -------------------------------------
                                                                            1994                1993
                                                                     -----------------   -----------------
                                                                                             (Restated)
                                                                                 (in thousands)
 Cash flows provided (used) by operating
    activities:
    Net income                                                                $ 3,222             $ 3,451
    Adjustments to reconcile net income to
       net cash used by operating
       activities:
    Equity in undistributed earnings of
       subsidiary                                                                (382)             (1,670)
    Increase in other liabilities                                                  56
    Decrease in other assets                                                       21
    Income tax benefit                                                                                (38)
    Cumulative effect of change in method
       of accounting for income taxes                                                                 733
                                                                               ------              ------
    Net cash used by operating activities                                       2,917               2,476
                                                                               ------              ------

 Cash flows provided by financing
    activities:
    Dividends paid to stockholders                                             (2,907)             (2,576)
    Proceeds from exercise of stock
       options                                                                    138                  69
                                                                               ------              ------
                                                                               (2,769)             (2,507)
                                                                               -------             -------
 Net increase (decrease) in cash                                              $   148             $   (31)
                                                                              =======              =======


        The major source of funds available to F & C Bancshares, Inc. for payment of dividends is the earnings of First Federal. The ability of First Federal to pay dividends to the holding company is restricted. See Note 7.

NOTE 12.  SELECTED QUARTERLY FINANCIAL DATA (UNAUDITED)

        The following tables present selected quarterly financial data for the two most recent fiscal years:

                                                                                       Year ended June 30, 1994
                                                                             --------------------------------------------
                                                                       First          Second            Third             Fourth
                                                                       Quarter        Quarter           Quarter           Quarter
                                                                       -------        -------           -------           -------
                                                                             (dollars in thousands, except per share data)
 Interest income                                                       $6,587             $6,467           $6,489           $6,481
 Interest expense                                                       3,606              3,543            3,406            3,293
                                                                       ------            -------           ------           ------
    Net interest income before
      provision for loan losses                                         2,981              2,924            3,083            3,188
 Provision for loan losses                                                (38)                 9               (1)              30
                                                                      --------           -------          --------          ------
    Net interest income after provision
       for loan losses                                                  3,019              2,915            3,084            3,158
 Other income                                                             188                141              191              195
 Other expenses                                                         1,910              1,821            1,856            1,933
                                                                      --------           -------          --------         --------
    Income before income taxes                                          1,297              1,235            1,419            1,420
 Applicable income taxes                                                  529                521              539              560
                                                                      --------           -------           ------           ------
 Net income                                                            $  768            $   714           $  880           $  860
                                                                       ======            =======           ======           ======
 Net income per share                                                    $.24            $   .22           $  .27           $  .27
                                                                       ======            =======           ======           ======
 Weighted average shares outstanding                                 3,223,249          3,228,914        3,239,002        3,242,196
                                                                     =========          =========        =========        =========




                                                                                 YEAR ENDED JUNE 30, 1993
                                                                       --------------------------------------------------------
                                                                                         (RESTATED)
 Interest income                                                     $   7,725          $   7,505         $ 7,393          $  6,945
 Interest expense                                                        4,648              4,360           3,975             3,743
                                                                     ---------          ---------         -------          --------
    Net income before provision for
      loan losses                                                        3,077              3,145           3,418             3,202
 Provision for loan losses                                                 (15)                35              (9)               (6)
                                                                    -----------         ---------        ---------         ---------

    Net interest income after provision
       for loan losses                                                   3,092              3,110           3,427             3,208
 Other income                                                              209                198             588               487
 Other expenses                                                          1,817              1,824           1,812             1,979
                                                                     ---------          ---------         -------          --------
    Income before income taxes                                           1,484              1,484           2,203             1,716
 Applicable income taxes                                                   587                619             874               623
                                                                     ---------          ---------         -------          --------
 Net income before cumulative effect of
  change in method of accounting principle                                 897                865           1,329             1,093
 Cumulative effect of change in method
    of accounting for income taxes                                        (733)
                                                                     ---------          ---------         -------         --------
 Net income                                                          $     164          $     865         $ 1,329         $  1,093
                                                                     =========          =========         =======         ========

 Income per share before cumulative effect in
 accounting principle                                                $     .28          $     .27         $   .41         $    .34

 Cumulative effect of change in method of accounting for
 income taxes                                                             (.23)
                                                                     ---------          ---------       ---------        ---------

 Net income per share                                                $     .05          $     .27       $     .41         $    .34
                                                                     =========          =========       =========         ========


 Weighted average shares outstanding                                 3,217,777          3,228,914       3,222,098        3,212,233
                                                                     =========          =========       =========         ========
